

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549-4631

DIVISION OF
CORPORATION FINANCE

Mail Stop 4631

April 20, 2017

Via E-Mail
Mr. Huang Jiancong
Chief Executive Officer
ZK International Group Co., Ltd.
c/o Zhejiang Zhengkang Industrial Co., Ltd.
No. 678 Dingxiang Road, Binhai Industrial Park
Economic & Technology Development Zone
Wenzhou, Zhejiang Province
People's Republic of China 325025

> **Re:** **ZK International Group Co., Ltd.**
> **Amendment 1 to Draft Registration Statement**
> **Submitted April 4, 2017**
> **CIK No. 0001687451**

Dear Mr. Huang:

We have reviewed your amended draft registration statement and have the following comments. In some of our comments we may ask you to provide us information so that we may better understand your disclosure.

Please respond to this letter by providing the requested information and either submitting an amended draft registration statement or publicly filing your registration statement on EDGAR. If you do not believe that our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing the information you provide in response to these comments and your amended draft registration statement or filed registration statement, we may have additional comments.

The loss of any of our key vendors could have a materially adverse effect…, page 15

1. Please add updated disclosure for any vendor that accounts for more than 10% of overall purchases during the fiscal year ended September 30, 2016. We note the disclosure on page 49.

<u>Our officers/directors have entered into an agreement to act in concert…, page 24;</u>
<u>Principal Shareholders, page 68</u>

2. Refer to comments 7, 8, and 20 in our February 10, 2017 letter. Please expand the disclosure in the prospectus to indicate that the agreement to act in concert stipulates that if the parties are unable to reach an unanimous consent in relation to the matters requiring action in concert, a decision made by more than 50% of the voting rights of the parties will be deemed a decision unanimously passed by all parties and will be binding on all parties. Finally, disclose in the prospectus that the agreement in concert has a duration or term of 20 years from its effective date of May 13, 2015. We note the disclosures in the controlling shareholders' agreement to vote in concert filed as exhibit 10.2 to the registration statement.

<u>Shares Eligible for Future Sale…, page 27</u>

3. You disclose on page 27 that an aggregate of 9,000,000 shares will be outstanding immediately before the consummation of this offering. However, we note from your disclosures throughout your filing that there were 11,500,000 ordinary shares issued and outstanding as of March 24, 2017 following the stock split and two rounds of private placements. Please reconcile your disclosures regarding the number of shares which will be outstanding.

<u>Capitalization Tables, Page 32</u>

4. You indicate in your response to prior comment 10 that the capitalization tables have been updated. However, the tables in the amendment do not appear to be updated as of a date within 60 days of the filing date. We continue to remind you of the requirement under Item 3(B) of Form 20-F.

5. It does not appear that your capitalization tables give effect to the private placements in which you sold an aggregate of 2,500,000 shares following the stock split. Please revise your capitalization tables accordingly.

<u>Liquidity and Capital Resources, Page 37</u>

6. We note your response to prior comment 12 and your updated disclosure on page 38 related to factors for the significant increase in accounts receivable. In the interest of providing investors with a better insight into the collectability of your accounts receivable, please also disclose in future filings other information, similar to what you had provided in your response, including your typical payment terms, an aging schedule, subsequent collection, and when you expect the outstanding amount to be collected.

Mr. Huang Jiancong
ZK International Group Co., Ltd.
April 20, 2017
Page 3

Shares Available for Future Sale, page 78

7. We assume that the citation to footnote (1) in the public offering prospectus which refers to shares offered by the selling stockholders should appear on the line for currently outstanding shares rather than shares offered in this offering. Please revise.

Material Tax Consequences Applicable to U.S. Holders of Our Ordinary Shares, page 78; Legal Matters, pages 87 and 96; Exhibit 5.1

8. Your response to comment 24 in our February 10, 2017 letter indicates that you plan to file a tax opinion as an exhibit to the registration statement. We may have further comment after you file the tax opinion as exhibit 8.1, the legal opinion as exhibit 5.1, and the related consents as exhibits to the registration statement.

Underwriting, page 84

9. Identify the escrow agent. We note the disclosure on the prospectus' outside front cover page that all investor funds will be held in an escrow account at Signature Bank until you sell at least one million shares in the public offering.

Alternative Cover Page of Selling Shareholder Prospectus, page 90

10. Please provide a fixed price for the shares offered by the selling shareholders. We note your disclosure that it will be the same as for the public offering by the company, but the prospectus cover page itself must disclose the actual offering price of the shares.

Alternative Plan of Distribution of Selling Shareholder Prospectus, page 95

11. Please amend the first paragraph of this section to clarify as you have done in the third paragraph of the prospectus cover page that the selling shareholders will sell at a fixed price, identifying that price, until there is an established public trading market for the shares. At that time the selling shareholders may sell at market prices or in negotiated transactions or a combination of those methods.

Undertakings, page 100

12. Refer to comment 38 in our February 10, 2017 letter. The undertaking required by Item 512(a)(5)(ii) of Regulation S-K is an undertaking applicable to a Rule 415 offering. Since the public offering by the company and the resale offering by the selling shareholders are Rule 415 offerings, please provide the required undertaking as requested previously.

Signatures, page 101

13. Besides the person or persons signing the registration statement on the company's behalf, these persons must sign the registration statement in the capacities and on the dates indicated: the company's principal executive officer, the company's principal financial officer, the company's principal accounting officer or controller, and at least a majority of the board of directors. Additionally, any person who occupies more than one of the specified positions must indicate each capacity in which he signs the registration statement. See Instructions 1 and 2 for signatures on Form F-1, and revise.

Notes to Consolidated Financial Statements

General

14. We note that you have revised your financial statements as of September 30, 2016 and 2015 to give retroactive effect to the stock split. We also note that the audit report has not been updated to address the changes to the historical financial statements. Please have your auditor provide you an audit opinion which provides audit coverage of the financial statement changes resulting from your stock split.

15. We note from your response to prior comment 28 that you have identified one single operating and reportable segment. Please disclose in your document your determination of one single reportable segment and how you reached the determination based on the guidance from ASC 280-10-50.

Note 17 – Subsequent Events, page F-23

16. We note from your disclosure on page 5 that you issued an aggregate of 2,500,000 shares for total proceeds of $1,300,000 in two rounds of private placements following the recapitalization. However, it appears that only one of these private placements was discussed in your subsequent events footnote. Please revise your disclosures to address all your subsequent share issuances.

17. Please revise your disclosure to indicate the date through which subsequent events were evaluated and whether that date is either the date the financial statements were issued or available to be issued. Refer to ASC 855-10-50-1.

Item 8 – Exhibits and Financial Statement Schedules, Page 98

18. We note your response to our previous comment 36. It remains unclear to us why you determined that you are not required to provide parent-only financial statements prescribed by Rule 5-04 of Regulation S-X. Please tell us the amount of restricted net assets of consolidated subsidiaries as of September 31, 2016 and how you computed the amount.

Exhibit 8.2

19. Refer to comments 24 and 25 in our February 10, 2017 letter. Gaopeng & Partners must consent also to being named in the registration statement. For guidance you may wish to refer to Section IV of our Staff Legal Bulletin No. 19 (CF) or SLB 19 which is available on the Commission's website. Additionally, Gaopeng & Partners must consent to the use of its name and the opinion expressed in the enforceability of liabilities section of the registration statement. Please revise.

20. The disclaimer on page 5 of the opinion that the opinion may not be relied upon by anyone other than the company, the underwriters, and their legal and financial advisors without the prior permission of the company and Gaopeng & Partners is inappropriate because investors are entitled to rely on the opinion. For guidance you may wish to refer to Section III.D.1. of our SLB 19 which is available on the Commission's website. Please revise.

21. We assume that the reference on page 5 of the opinion to "this private equity financing in overseas capital markets" is inadvertent. Please revise.

Exhibits 10.11, 10.12, 10.13, 10.14 10.15, 10.16, and 10.17

22. We note that you filed forms or drafts of the loan agreements as exhibits to the registration statement in response to comment 14 in our February 10, 2017 letter. Please file executed loan agreements as exhibits to the registration statement.

Exhibit 10.18

23. Your response to comment 40 in our February 10, 2017 letter indicates that you plan to file the escrow agreement as an exhibit to the registration statement. Ensure that you file the executed escrow agreement and not the form or draft of the escrow agreement as an exhibit to the registration statement.

You may contact SiSi Cheng, Staff Accountant, at (202) 551-5004 or Kevin W. Stertzel, Staff Accountant, at (202) 551-3723 if you have questions about comments on the financial statements and related matters. You may contact Edward M. Kelly, Special Counsel, at (202) 551-3728 or me at (202) 551-3765 if you have any other questions.

Very truly yours,

/s/ Pamela A. Long

Pamela A. Long
Assistant Director
Office of Manufacturing and Construction

Mr. Huang Jiancong
ZK International Group Co., Ltd.
April 20, 2017
Page 6

cc: <u>Via E-mail</u>
        William S. Rosenstadt, Esq.
        Mengyi "Jason" Ye, Esq.
        Ortoli Rosenstadt LLP
        501 Madison Avenue, 14th Floor
        New York, NY 10022